# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001628280-23-031025
Filed by CIK 0001822104
Persons authorized to receive notices and communications: Trevor Bezdek, c/o GoodRx Holdings, Inc., 2701 Olympic Boulevard, Santa Monica, California (CA), 90404, 855-268-2822

## Reporting persons
- Trevor Bezdek (CIK 0001822104): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,759,273; shared voting power 2,632,721; sole dispositive power 2,759,273; shared dispositive power 2,632,721; aggregate amount beneficially owned 5,391,994 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2023 (as amended to date, the "Schedule 13D") relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Rule 10b5-1 Trading Plans

On December 16, 2024, the Reporting Person terminated the TB 2024 GRAT Trading Plan and the Reporting Person's spouse terminated the JB 2024 GRAT Trading Plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned: 5,391,994 *

Percent of Class: 5.2% *
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 2,759,273

Shared power to vote: 2,632,721 *

Sole power to dispose or direct the disposition of: 2,759,273

Shared power to dispose or direct the disposition of: 2,632,721 *

The share amount reported herein consists of (i) 126,552 shares of class A Common Stock held by the Reporting Person, (ii) 2,632,721 shares of Class A Common Stock held by the TB 2024-2 GRAT, of which the Reporting Person is the sole trustee and sole annuitant and (ii) 2,632,721 shares of Class A Common Stock held by the JB 2024-2 GRAT , of which the Reporting Person's spouse is the sole trustee and sole annuitant. *

The above percentage is based on 104,272,876 shares of Class A Common Stock outstanding as of October 29, 2024, as disclosed in the Quarterly Report of the Issuer on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2024.

* The Reporting Person does not exercise voting or dispositive power over the Class A Common Stock held of record by the JB 2024-2 GRAT. The inclusion in this Amendment No. 3 of the Class A Common Stock held of record by the JB 2024-2 GRAT and disclosure related thereto is not an admission or acknowledgement that the Reporting Person beneficially owns such Class A Common Stock. The Reporting Person disclaims beneficial ownership of the Class A Common Stock held by the JB 2024-2 GRAT.
Transactions in the class effected during the past sixty days: On December 16, 2024, the Reporting Person and the Reporting Person's spouse effected the transfer of all shares of Class A Common Stock held by the TB 2024 GRAT and JB 2024 GRAT to the TB 2024-2 GRAT and JB 2024-2 GRAT, respectively, in a series of estate planning transactions. Except as described in this Amendment No. 2, in the last 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Trevor Bezdek: Trevor Bezdek, Trevor Bezdek (12/18/2024)